OMB No.:  3235-0058
                                                        Expires:  March 31, 2006
                                                            SEC File No. 0-28602
                                                           CUSIP No. 742944 10 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): //Form 10-K  //Form 20-F  //Form 11-K  /X/Form 10-Q  // FORM N-SAR
            // FORM N-CSR

      For Period Ended: September 30, 2003
      / /  Transition Report on Form 10-K
      / /  Transition Report on Form 20-F
      / /  Transition Report on Form 11-K
      / /  Transition Report on Form 10-Q
      / /  Transition Report on Form N-SAR
           For the Transition Period Ended: _____________________________

     Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

                          Pro Tech Communications, Inc.
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Full Name of Registrant

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Former Name if Applicable
                          4492 Okeechobee Road
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Address of Principal Executive Office (Street and Number)
                          Fort Pierce, FL 34947
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Exhibit A.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Debra E. Kirven                (203)              226-4447 ext 3514
-----------------------        ----------------    ------------------------
        (Name)                   (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no,
     identify report(s).   /X/ Yes  / / No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     /X/ Yes / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A.

                          Pro Tech Communications, Inc.
                          -----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   November 17, 2003                By: /s/  Debra Kirven
       -----------------                ----------------------------------------
                                        Debra E. Kirven, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).


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


                                                                       Exhibit A

Pro Tech Communications, Inc.
Commission File No. 0-28602
Form 12b-25

Part III

A number of new accounting pronouncements and interpretations have recently been issued. The Registrant and its advisors are continuing to evaluate whether the provisions contained therein have an impact on the financial statements to be included in the filing. However, due to the logistics of resolving this matter, the Registrant was unable to file its Form 10-Q on November 14, 2003 without unreasonable effort or expense. The Registrant expects to file its Form 10-Q on or before November 19, 2003.

Part IV(3)

The Registrant anticipates the following information will be included in the Registrant's Form 10-Q to be filed on or before November 19, 2003:

     Net loss for the three months ended September 30, 2003 decreased approximately $203,000, or 52%, compared to the same three-month period in 2002. Total revenue for the three months ended September 30, 2003 decreased approximately $83,000, or 20%, compared to the same three months ended September 30, 2002, due mainly to decreased fast-food parts and radio headset sales. Cost of goods sold decreased approximately $106,000, or 51%, compared to the same three months in 2002, due mainly to the decrease in sales volume combined with a decrease in warranty expenses. Selling, general and administrative expenses for the three months ended September 30, 2003 decreased approximately $192,000, or 33%, compared to the same three-month period in 2002, due mainly to decreased amortization expense related to our intangible asset.

     Net loss for the nine months ended September 30, 2003 decreased approximately $772,000, or 53%, compared to the same nine-month period in 2002. Total revenues for the nine months ended September 30, 2003 decreased approximately $354,000, or 27%, compared to the same nine months ended September 30, 2002, due mainly to decreased revenues from the fast-food and radio markets. Cost of goods sold decreased approximately $290,000, or 50%, compared to the same nine-month period in 2002, due mainly to the decrease in sales volume combined with a decrease in warranty expenses. Selling, general and administrative expenses for the nine months ended September 30, 2003 decreased approximately $870,000, or 41%, compared to the same nine-month period in 2002, due mainly to a decrease of approximately $562,000 in amortization related to our intangible asset and a decrease of approximately $279,000 in payroll and related employee medical benefit expenses.


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